                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                    SCHEDULE 13G


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)*


                          ONTRACK DATA INTERNATIONAL, INC.
                                  (Name of Issuer)


                            COMMON STOCK, $.01 PAR VALUE
                           (Title of Class of Securities)

                                    683372 10 6
                                   (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (Continued on following page(s))

-------------------------                     --------------------------
CUSIP NO.  683372 10 6         13G             PAGE   2   OF  8  PAGES
-------------------------                     --------------------------

-------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON:  Michael W. Rogers
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) /X/
       (b) / /

-------------------------------------------------------------------------------
 3     SEC USE ONLY

-------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION
                                        U.S.A.

-------------------------------------------------------------------------------

      NUMBER OF      5  SOLE VOTING POWER

       SHARES                                  1,718,300

    BENEFICIALLY

      OWNED BY

        EACH

      REPORTING

       PERSON

        WITH

-------------------------------------------------------------------------------
                     6  SHARED VOTING POWER

                                 -0-
-------------------------------------------------------------------------------
                     7  SOLE DISPOSITIVE POWER

                                                 1,718,300
-------------------------------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                                                 -0-
-------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              1,718,300

-------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       / /

-------------------------------------------------------------------------------
 11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    17.21%

-------------------------------------------------------------------------------
 12          TYPE OF REPORTING PERSON*

                                    IN
-------------------------------------------------------------------------------
                              *SEE INSTRUCTIONS


-------------------------------                 ------------------------------
 CUSIP NO.  683372 10 6               13G           PAGE   3   OF  8  PAGES
-------------------------------                 ------------------------------
 1    NAME OF REPORTING PERSON:  Rogers Family Limited Partnership
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  41-1837238

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)   /X/
      (b)   / /
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Minnesota, U.S.A.
------------------------------------------------------------------------------
        NUMBER OF        5        SOLE VOTING POWER

         SHARES                                  621,430

      BENEFICIALLY

        OWNED BY

          EACH

        REPORTING

         PERSON

          WITH

                         -----------------------------------------------------
                         6  SHARED VOTING POWER

                                      -0-
                         -----------------------------------------------------
                         7  SOLE DISPOSITIVE POWER

                                      621,430
                         -----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                                      -0-
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          621,430
------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      / /
------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                              6.22%
------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

                              PN
------------------------------------------------------------------------------
                             *SEE INSTRUCTIONS


                             Page 3 of 8 Pages

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ITEM 1.
         (a)  NAME OF ISSUER

              ONTRACK Data International, Inc.

         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

              6321 Bury Drive, Eden Prairie, MN  55346
ITEM 2.

         (a)  NAME OF PERSON FILING.

              1.  Michael W. Rogers ("Mr. Rogers")
              2.  Rogers Family Limited Partnership

         (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

              1.  4026 Thrushwood Lane, Minnetonka, MN  55345
              2.  4026 Thrushwood Lane, Minnetonka, MN  55345

         (c)  CITIZENSHIP.

              1.  Mr. Rogers is an American citizen.
              2.  The Rogers Family Limited Partnership is a Minnesota Limited
                  Partnership.

         (d)  TITLE OF CLASS OF SECURITIES.

              Common Stock, $.01 par value.

         (e)  CUSIP NUMBER.

              683372 10 6

ITEM 3.
              Not Applicable.

ITEM 4.       OWNERSHIP

         (a)  BENEFICIAL OWNERSHIP OF FILING PARTIES

              1. The ownership of Michael W. Rogers as of December 31, 1998 was as follows:


                             Page 4 of 8 Pages



               (a)  Amount beneficially owned (includes 621,430
                    shares owned by the Rogers Family Limited
                    Partnership)                                      1,718,300
               (b)  Percent of Class:                                     17.21%
               (c)  Number of shares as to which person has:
                    (1)  Sole power to vote or direct the vote:       1,718,300
                    (2)  Shared power to vote or direct the vote:           -0-
                    (3)  Sole power to dispose or direct the
                         disposition of                               1,718,300
                    (4)  Shared power to dispose or direct the
                         disposition of:                                    -0-

          2.   The ownership of Rogers Family Limited Partnership as of
               December 31, 1998 was as follows:

               (a)  Amount of beneficially owned (all of which are
                    held directly)                                      621,430
               (b)  Percent of Class:                                      6.22%
               (c)  Number of shares as to which person has:
                    (1)  Sole power to vote or direct the vote:         621,430
                    (2)  Shared power to vote or direct the vote:           -0-
                    (3)  Sole power to dispose or direct the
                         disposition of:                                621,430
                    (4)  Shared power to dispose or direct the
                         disposition of:                                    -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          This Schedule is filed by a group consisting of Michael W. Rogers and the Rogers Family Limited Partnership.


                             Page 5 of 8 Pages


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

          Not Applicable.


                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 8, 1999              /s/ Michael W. Rogers
                              -------------------------------
                              Michael W. Rogers


February 8, 1999              ROGERS FAMILY LIMITED PARTNERSHIP


                              By   /s/ Michael W. Rogers
                                 ----------------------------
                              Its General Partner








                             Page 6 of 8 Pages

                                   EXHIBIT A
                                To Schedule 13G


     This report is filed on behalf of Michael W. Rogers and the Rogers Family Limited Partnership. The filing of this report shall not be construed as an admission by any of such filing parties that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, any filing party is the "beneficial owner" of any of the shares held by the other filing party included in this report, except as such shares are included in the calculation of beneficial ownership of such filing party in Item 4 of this Schedule 13G, and except as otherwise included herein, such beneficial ownership is hereby disclaimed.


                             Page 7 of 8 Pages

                                  EXHIBIT B
                              To Schedule 13G

     The undersigned, Michael W. Rogers and the Rogers Family Limited Partnership, hereby agree that this Schedule 13G shall be filed on behalf of each of them.


February 8, 1999                        /s/ Michael W. Rogers
                                        ---------------------------------------
                                        Michael W. Rogers


February 8, 1999                        ROGERS FAMILY LIMITED PARTNERSHIP


                                        By /s/ Michael W. Rogers
                                           ------------------------------------
                                        Its   General Partner


                             Page 8 of 8 Pages